FORM 6-K

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR December 7, 2005

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable













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                                    FORM 27

                MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                 OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.    Reporting Issuer
      ----------------

      DynaMotive Energy Systems Corporation
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      December 06, 2005

3.    Press Release
      -------------

      December 06, 2005

4.    Summary of Material Change
      --------------------------

Vancouver, BC - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today that it has agreed to principal terms with a private Ontario corporation for the sale of BioOil and BioOil - char slurries produced at the West Lorne BioOil plant. The terms establish a 3 year supply on a fixed price basis of up to 33 tonnes per day of fuel grade material. The value of BioOil - char to be delivered over the 3 year period based on increasing delivery volumes to the plant's maximum capacity is estimated at U.S. $800,000 in the first 12 months escalating to U.S. $1,500,000 in years 2 and 3 for a potential aggregate of U.S. $3,800,000 over the 36 month term. Under the arrangements, DynaMotive will confirm fuel availability to the buyer monthly in advance and shipment dates will be agreed within 10 days and payment due within 30 days. The terms are subject to a definitive agreement expected to be concluded in the near future.

The Company previously disclosed it entered into a wood residue, power and steam supply agreement with Erie Flooring and Wood Products and a BioOil supply agreement to a company in the U.S.; the first shipment on this contract was completed in November.

Contracts signed and terms agreed account for all electricity and steam generated by the plant, and 90% of the BioOil and char produced. The terms provide an option on the balance of the product. DynaMotive confirmed that it has reserved BioOil and char for its current and future research and market development programs. First deliveries are expected in January with test shipments for combustion tests with industrial users planned for this month.

DynaMotive further disclosed that it has agreed to conduct combustion tests in January with large industrial users and that it continues to receive strong interest for its technology and products. The Company has completed test shipments of BioOil to Germany, France and the U.S.

5.    Full Description of Material Change
      -----------------------------------

      Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------

      N/A

7.    Omitted Information
      -------------------

      N/A

8.    Senior Officers
      ---------------

      The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Andrew Kingston
      President & CEO
      6876 Churchill Street
      Vancouver, BC V6P 5B3
      (604) 267-6013

9.    Statement of Senior Officer
      ---------------------------

      The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 6th day of December 2005.


         DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                            (signed)         /s/Andrew Kingston
                                            -----------------------
                                            Andrew Kingston
                                            President & CEO

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IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED
TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

 DYNAMOTIVE ENERGY SYSTEMS CORPORATION  News Release:  December 6, 2005

DynaMotive Signs Heads of Agreement for 3 Year Supply of BioOil and BioOil
                           - Char Slurries

Vancouver, BC - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today that it has agreed to principal terms with a private Ontario corporation for the sale of BioOil and BioOil - char slurries produced at the West Lorne BioOil plant. The terms establish a 3 year supply on a fixed price basis of up to 33 tonnes per day of fuel grade material. The value of BioOil - char to be delivered over the 3 year period based on increasing delivery volumes to the plant's maximum capacity is estimated at U.S. $800,000 in the first 12 months escalating to U.S. $1,500,000 in years 2 and 3 for a potential aggregate of U.S. $3,800,000 over the 36 month term. Under the arrangements, DynaMotive will confirm fuel availability to the buyer monthly in advance and shipment dates will be agreed within 10 days and payment due within 30 days. The terms are subject to a definitive agreement expected to be concluded in the near future.

The Company previously disclosed it entered into a wood residue, power and steam supply agreement with Erie Flooring and Wood Products and a BioOil supply agreement to a company in the U.S.; the first shipment on this contract was completed in November.

Contracts signed and terms agreed account for all electricity and steam generated by the plant, and 90% of the BioOil and char produced. The terms provide an option on the balance of the product. DynaMotive confirmed that it has reserved BioOil and char for its current and future research and market development programs. First deliveries are expected in January with test shipments for combustion tests with industrial users planned for this month.

DynaMotive further disclosed that it has agreed to conduct combustion tests in January with large industrial users and that it continues to receive strong interest for its technology and products. The Company has completed test shipments of BioOil to Germany, France and the U.S.

The West Lorne plant provides a strong platform for market development purposes. The Company has completed more than 17 operational demonstrations in the past 90 days with visiting companies from Argentina, Australia, China, Japan, U.K., U.S. and Russia, amongst others.

About DynaMotive

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources created by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.

For more information on DynaMotive, please call:

Corporate Communications:
Telephone: (604) 267-6000
Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email:  info@dynamotive.com
Website:  www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements".

Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange Commission
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